File No. 70-9335




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY


             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

          The Commission is requested to mail signed copies of all orders, notices and communications to:

      W. L. Westbrook                                John D. McLanahan, Esq.
 Financial Vice President                             Troutman Sanders LLP
   The Southern Company                            600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                                 Suite 5200
  Atlanta, Georgia  30303                         Atlanta, Georgia  30308-2216



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         The Southern Company, a Delaware corporation and a holding company registered under the Public Utility Holding Company Act of 1935, as amended, hereby amends its Application or Declaration on Form U-1 in File No. 70-9335 by amending and restating Section 1.13 (Use of Proceeds) of Item 1. (Description of Proposed Transactions) in its entirety as follows:
         "It is proposed that the proceeds of the Preferred Securities, Debt Securities, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units may be utilized to pay dividends to Southern to the extent permitted under the Act and/or applicable state law, to acquire the securities of associate companies in transactions that are exempt from Section 9(a)(1) of the Act pursuant to Rule 52(d), to make capital contributions or open account advances to subsidiaries in transactions that are exempt from Section 12(b) of the Act pursuant to Rule 45(b)(4), to acquire the securities of one or more "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs") or "exempt telecommunications companies" in transactions that are exempt from the application requirements of the Act pursuant to Section 32(g), Section 33(c) or
Section 34(d) of the Act, as applicable, and/or as authorized pursuant to orders of the Commission issued in separate proceedings or as permitted under other rules of general applicability (including general corporate purposes such as repayment of indebtedness)."

                                    SIGNATURE
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 16, 1998                               THE SOUTHERN COMPANY



                                                      By: /s/Tommy Chisholm
                                                             Tommy Chisholm
                                                             Secretary